INVEST IN **FIERCE FOUNDRY**

The Femtech Venture Studio on a mission to equalize the global deficit in funding for women


INVEST IN WOMEN
Fierce Foundry: The Femtech Venture Studio

thefiercefoundry.com New York, NY

Highlights

1. What's a Venture Studio: We co-found our companies from idea to exit.
2. Fierce Foundry invests capital and provides the best teams to service, build and exit Femtech Newcos
3. Studio models perform at an average IRR of 53% and average 25 months to Series A
4. There have been 105 Femtech company exits to date with an average exit value of $301 million
5. A $300M investment into improving female health could generate $13B for the global economy.
6. Women-led companies yield better returns on investment (ROI), generating 35% higher ROI than men-led
7. Partners: Evolvewell, Ellevoy, FFC, Femovate, Remedy Studio, Jet Rockets, Feminnovation
8. We're a skilled team with multiple exits, ex-IBM, Yahoo, Goldman Sachs, Salesforce, HAI and more.

Featured Investor



Lina Scroggins Follow
Syndicate Lead

Invested $10,000

Lina Scroggins is a Senior Program Manager at Google, where she leads initiatives to improve health outcomes using Google's products.

"I am honored to be the Lead Investor for Fierce Foundry as a way of paying forward the support that profoundly shaped my own journey as a woman in technology, starting with my education through my various experiences as a program manager at Google. Recognizing the immense challenges and risks of starting a business, especially for female founders, I am committed to empowering women entrepreneurs with the skills, mentorship, and financial support they need. By investing, I am not just supporting ventures led by women, I am also joining their journey to innovate and solve complex problems for future generations - which include my three young daughters - and I am excited to invite others to join us in the adventure."

Our Team



Melissa Wallace CEO and Founding Partner

Known for her exceptional track record in revitalizing and propelling the marketing strategies of numerous startups, notably Buddy Media, which was acquired by Salesforce.com for $750M at just four years old.

Elizabeth Prenger Head of Experience & Founding Partner



A multi-femtech founder and advisor to emerging women's health-focused startups. She is the creator of an innovative postpartum recovery product called the Assicle



Trevor Mason Venture Strategy

Spent the last 20 years investing, operating, or acquiring both startups and publicly traded companies.



Katie Dunn Fundraising Director

Spent 25+ years financing over $10B in commercial real estate for various banks and financial institutions. Now pivoted to focusing on global angel investment portfolio and helping founders get funded faster.



Theresa Neil Product Development

Recognized as a "Top Designer in Technology" by Business Insider and "Trailblazer" by Women of Wearables. O'Reilly author and founder of Guidea, a women-owned, women-led product design company specializing in medtech and digital health innovation.



Karen Li Fundraising & Events

Dynamic Gen-Z entrepreneur and advocate for women, founder of a cutting-edge media production startup serving clients like NVIDIA and Coca-Cola, with strategic experience at Fortune 500 companies and top marketing agencies.



Leslee Cohen Startup, M&A and Corporate Lawyer

25+ years experience as a corporate and securities lawyer at large law firms. Trained at Wall Street securities boutique firm. Co-Founded Chicago Women's Legal Organization.



Kristi Delozier Studio Operations

Startup and studio ecosystem expert. Formerly Techstars and High Alpha Innovation.



Danelle DiLibero HR & Talent

Transformed talent acquisition operations and built centralized human resources functions as member of Global HR Leadership teams. Formerly Goldman Sachs, BCG, ONDeck and Anova.



Katie Schuele Startup Operations

Currently co-founder of Boostr. Former Time Inc., Yahoo and IBM.



Jennifer Dwork Femtech Marketing

Adage 40 under 40, currently oversee marketing at health tech co. Wisp (hellowisp.com), a 2023 Fast Company Most Innovative Company.



Lauren Banyar Reich Director of PR

CEO & Founder of LBR PR



Lydia Roos, PhD Head of Research

Founder of Evolvewell, building scientific evidence of product's validity and effectiveness, strategizing how to use scientific evidence to differentiate brands and establish trust, and conduct consumer research to help them gain valuable insights



Erin Rose Femtech Advisor

Founder and CEO at MySideKick.

INVEST IN WOMEN.

Six years ago we launched a mentoring community for Female Founders. Last year we decided we needed to do something with more impact and Fierce Foundry was born.




A FEMTECH VENTURE STUDIO

Realizing the opportunity for founders, investors, and the economy, we decided to build a Venture Studio focused on Femtech.

Here's why:

1. Femtech is on track to be a trillion-dollar industry in less than five years
2. We're seeing a significant increase in Femtech exits and there's a ton of "white space" for new products and services
3. Studio models provide a specific benefit to female founders as we can be part of the company from idea to exit.

Check it out:


Femtech offers a unique opportunity for female founders, investors, and the economy.
$1T
For every $1 invested in women's health, approximately $3 is projected in economic growth.
Source: McKinsey
Source: McKinsey


STUDIO + FEMTECH = $$$
VENTURE STUDIO = FASTER & HIGHER EXITS
Avg ROI 53% vs. 21.3%
FEMTECH = UNDERSERVED, FAST GROWING MARKET
Avg Exit Value $301M vs. $204M
(Golden Seeds)
Femtech on the rise
THE FIERCE FOUNDRY MODEL WILL TAKE AN APPROACH THAT WORKS SPECIFICALLY FOR FEMALE ENTREPRENUERS

Note: the success of other venture studios and femtech companies does not guarantee Fierce Foundry will have the same results.

Clearly - this is where we can have impact on the success of Femtech, Female Founders, and the economy.

Here's how the studio works:

1. We co-found our companies, which we call **FierceCos** from the ideation stage - this can be our ideas with select founders or founders that come to us with ideas
2. We continually work through stage one: **Ideation and Analysis** to filter the best ideas and founders to the next stage
3. This year we plan to move at least three companies into the **Beta/Market Fit** stage and we will increase that to up to 5 per year as we raise more funds in the future
4. Each stage is designed specifically to work how women work - **milestones with flexibility**
5. Each stage has partners with expertise but also a strong knowledge of health and tech


How We Work: Process & Timeline
ONGOING ASSESSMENT OF IDEAS AND COFOUNDER MATCHES
• Consumer Insights: Define the problem, audience
• Financial models to determine potential ROI
• Founder Assessment and matching program
DETERMINE WHICH COs MOVE ON TO:
• Build and launch
• Feature testing
• Evidence generation
• Sustainable marketing and sales efforts
• Operations setup and training
IDEATION & ANALYSIS
BETA & MARKET FIT
BUILD & LAUNCH
GROW & EXIT


PRODUCT MARKET FIT - NEWCOs & ACCELERATOR COs
Persona development, competition, message testing
UI/UX Testing
Build beta or MVP
Present and assess product-market fit and demand
Scientific Strategy
Determine product roadmap
CONTINUED CO-FOUNDING:
Consumer insights: Market Expansion
Feature Testing
Support for future expansion with HR and Marketing, later-stage fundraising and, legal guidance through exit

Right now we are assessing founders and product/service ideas to move into Beta/Market-fit for this year.


Over 42 Founders & NewCo ideas under assessment
AI for Dementia Patients
Chronic UTI App & Device
Menopause Supplements
Wearable Milk Supply App
Parenting AI Tool
Modern Fitness App
Menstrual Market
Same Day Gyno Appt App
Angi's List for Women Biz
Investment App for Women
DR. JAMIE MASSIE
ANDREA BRADEN
SAVANAH DORAZIO
LAURA MAIURANO
LAUREN HAYNES
ALISON NAIL MALONE
CHELSEY HUGHES
ASIA BARNES
SHEEREEN BROWN

To get these first three launched, we need to cover expenses specific to the first two stages.


WeFunder Fundraise
Today we are crowdfunding to allow us to get started with 3 companies in 2024
Operating Costs 9.7%
Stage 1: Ideation 19.4%
Team 32%
Stage 2: Beta 38.8%
IDEATION & ANALYSIS
Consumer Insights: Define problem, audience
Financial models to determine potential ROI
Founder Assessment and matching program
PRODUCT MARKET FIT
Persona development, competition, message testing
Build beta & UI/UX Testing
Present and assess product-market fit and demand
Scientific Strategy
Determine product roadmap


WeFunder Fundraise
Pre-launch 1.5x Revenue Share
Public Launch 1.3x Revenue Share
PERKS
LEVEL ONE: BETWEEN $500-$5K
INVEST IN WOMEN T-SHIRT
LEVEL TWO: BETWEEN $5-25K
INVEST IN WOMEN T-SHIRT
COMPLIMENTARY ANNUAL FIERCE FOUNDERS MEMBERSHIP (TRANSFERRABLE TO ANY FEMALE ENTREPRENEUR, $1500 VALUE)
LEVEL THREE: FOR ALL CHECKS $25,000 +
INVEST IN WOMEN T-SHIRT
COMPLIMENTARY LIFETIME FIERCE FOUNDERS MEMBERSHIP
COMPLIMENTARY FIVEFOOTTWO POSITIONING AND MESSAGING EXERCISE (TRANSFERRABLE TO ANY FEMALE FOUNDER, $15,000 VALUE)
INVEST IN WOMEN

We've worked diligently to build the best team possible. Our management team covers all areas needed to run the studio and our partners. Our partners will come on fractionally to start. We have a team of coaches, not mentors, with the objective of seeing each founder and FierceCo "win the game". Our expert team boasts appearances in Forbes, Adweek, TechCrunch, Adage, and other major publications.


Management Team
MELISSA WALLACE
ELIZABETH PRENGER
KAREN LI
LESLEE COHEN
TREVOR MASON









Founding Partners

Strategic Partners, Advisors & Coaches

Strategic Partners & Service Providers

LET'S DO THIS.
Women-founded startups are the horse investors should be betting on.
For every dollar of funding, these startups generated $.78, where as male-founded startups generated only $.31.
BCB 2018 STUDY

Note: the success of other venture studios and femtech companies does not guarantee Fierce Foundry will have the same results.

Revenue Share Estimated Repayment Calculations **here**.